Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 6, 2016
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VIA EDGAR
John Grzeskiewicz
Jacob Sandoval
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	BlackRock Health Sciences Trust
File Nos. 333-210770 & 811-21702

Dear Messrs. Grzeskiewicz and Sandoval:

Thank you for your oral comments, received on May 13, 2016, regarding the Registration Statement on Form N-2 (the “Registration Statement”) filed by BlackRock Health Sciences Trust (the “Fund”) on April 15, 2016 with the Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.

Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of the original Registration Statement.

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

John Grzeskiewicz
Jacob Sandoval
June 6, 2016

COMMENTS AND RESPONSES

1.	Please file the auditor’s consent with the Amendment.

The auditor’s consent accompanies the Amendment.

2.
Please complete all blanks when you file the Amendment. If the Fund intends to omit information from the Registration Statement pursuant to Rule 430A under the Securities Act, please identify such information to the Commission’s staff prior to requesting effectiveness.

The Fund intends to omit the date of the prospectus and the dates of any distribution-related agreements that will not be entered into prior to effectiveness.

3.	Please explain the rationale for adding “Risk of Investing in China” on page II-38 of the prospectus.

As reflected on page I-14 of the prospectus, the Fund is not limited with respect to investments in foreign securities. The Fund therefore believes the referenced disclosure is relevant.

4.	Please explain the rationale for adding “Valuation Risk” on page II-66 of the prospectus.

The Fund believes the referenced disclosure is relevant and informative with respect to valuation related risks in the current market environment.

5.	Please include “Tandy Representations” in the Fund’s response letter.

The Fund acknowledges that:

(a)	it is responsible for the adequacy and accuracy of the disclosures in the Amendment;

(b)	Commission staff comments on, or changes to disclosure in response to staff comments on, the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

(c)	it may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

John Grzeskiewicz
Jacob Sandoval
June 6, 2016

* * * * * * *
The Fund intends to request acceleration of the effectiveness of the Registration Statement such that it will become effective on June 8, 2016.  Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon